SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549


                       SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934
                       Amendment No. 2


                     UNIVAR CORPORATION
                       (Name of Issuer)


         COMMON STOCK, par value $0.33 1/3 per share
               (Title of Class of Securities)

                         913353 10 8
                       (CUSIP Number)


                        John Scriven
             Vice President and General Counsel
                  The Dow Chemical Company
                       2030 Dow Center
                   Midland, Michigan 48674
                      (517) 636-5914
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)



                        May 31, 1996
   (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].


                    CUSIP No. 913353 10 8


1)  Name of Reporting Person and its            The Dow Chemical Company
    I.R.S. Identification No.                   I.R.S. Identification No.
                                                38-1285128.


2)  Check the Appropriate Box if a              (a)     [  ]
    Member of a Group                           (b)     [X ]


3)  SEC Use Only


4)  Source of Funds                             WC


5)  Check Box if Disclosure of Legal
    Proceedings is Required Pursuant            [    ]
    to Items 2(d) or 2(e)


6)  Citizenship or Place of Organization        Delaware


Number of       7)  Sole Voting Power           4,409,370;  19.8%(1)
Shares
Beneficially    8) Shared Voting Power          0
Owned by
Each            9) Sole Dispositive Power       4,409,370;  19.8%(1)
Reporting
Person With    10) Shared Dispositive Power     0


11) Aggregate Amount Beneficially               4,409,370;  19.8%(1)
    owned by Each Reporting Person
    as of May 31, 1996

12) Check Box if the Aggregate Amount           [   ]
    in Row (11) Excludes Certain Shares


13) Percent of Class Represented by             19.8%(1)
    Amount in Row (11) as of
    May 31, 1996


14) Type of Reporting Person                    CO

(1) Dow owns 3,900,000 shares, constituting 17.9%, of the Issuer's Common Stock, and Dow has granted the Issuer a put, and the Issuer has granted Dow a call, for up to 101,874 shares of nonvoting Series A Junior Participating Convertible Preferred Stock of the Issuer which is convertible by Dow into 509,370 shares of Common Stock of the Issuer.

This Schedule 13D relates to the Common Stock, $0.33 1/3 par value per share (the "Common Stock"), of Univar Corporation, a Delaware corporation ("Univar"), owned by The Dow Chemical
Company, a Delaware corporation ("Dow").

Amendment No. 2 to this Schedule 13D is being filed to reflect that on May 31, 1996, Dow agreed to tender all shares of Common Stock of Univar owned by Dow at a price of at least $19.45 in cash per share to a subsidiary of Koninklijke Pakhoed N.V. ("Pakhoed") pursuant to a
Shareholder Agreement, dated as of May 31, 1996, a copy of which is attached as Exhibit 1 to this Amendment No. 2 and incorporated herein by reference.

Item 2.  Identity and Background

Dow was incorporated in 1947 under Delaware law and is the successor to a Michigan corporation of the same name organized in 1897. Dow is engaged in the manufacture and sale of chemicals, plastic materials, agricultural and consumer products, and other specialized products. Its principal executive offices are located at 2030 Dow Center, Midland, Michigan 48674, telephone (517) 636-1000. Except as otherwise indicated by the context, the term "Dow" as used herein means The Dow Chemical Company and its consolidated subsidiaries.

A list of certain of Dow's Executive Officers, all having business addressees which are the same as Dow's principal executive offices, is set forth below:

  Chairman of the Board                   Frank P. Popoff
  President and CEO                       William S. Stavropoulos
  Financial Vice President
    and Chief Financial Officer           J. Pedro Reinhard
  Executive Vice President                Enrique C. Falla
  Group Vice President                    Anthony J. Carbone
  Group Vice President                    Michael D. Parker

A list of Dow's Directors, their addresses and their principal occupation or employment is noted below:

  Jacqueline K. Barton                    Barbara H. Franklin
  California Institute of Technology      Barbara Franklin Enterprises
  Division of Chem. & Chem. Engr.         2600 Virginia Avenue NW
  Mail Code 127-72                        Washington, DC 20037
  Pasadena, CA  91125

  David T. Buzzelli                       Allan D. Gilmour
  The Dow Chemical Company                The Dow Chemical Company
  2020 Dow Center                         2030 Dow Center
  Midland, MI  48674                      Midland, MI  48674

  Anthony J. Carbone                      Michael D. Parker
  The Dow Chemical Company                The Dow Chemical Company
  2020 Dow Center                         2020 Dow Center
  Midland, MI  48674                      Midland, MI  48674

  Fred P. Corson                          Frank P. Popoff
  The Dow Chemical Company                The Dow Chemical Company
  2020 Dow Center                         2020 Dow Center
  Midland, MI  48674                      Midland, MI  48674

  John C. Danforth                        J. Pedro Reinhard
  Bryan Cave LLP                          The Dow Chemical Company
  211 N. Broadway, Suite 3600             2020 Dow Center
  St. Louis, MO  63102                    Midland, MI 48674

  Willie D. Davis                         Harold T. Shapiro
  All Pro Broadcasting, Inc.              Princeton University
  161 N. LaBrea Avenue                    1 Nassau Hall
  Inglewood, CA  90301                    Princeton, NJ 08544

  Michael L. Dow                          William S. Stavropoulos
  Michael L. Dow, Associates              The Dow Chemical Company
  General Aviation Building               2020 Dow Center
  Capital City Airport                    Midland, MI 48674
  Lansing, MI  48906

  Joseph L. Downey                        Paul G. Stern
  The Dow Chemical Company                Thayer Capital Partners
  2020 Dow Center                         901 Fifteenth Street, N.W.
  Midland, MI  48674                      Washington, DC 20005

  Enrique C. Falla
  The Dow Chemical Company
  2020 Dow Center
  Midland, MI  48674

Of the foregoing Executive Officers and Directors, all are United States citizens except J. Pedro Reinhard and Michael
D. Parker who are citizens of Brazil and Great Britain, respectively.

During the past five years, none of the foregoing Executive Officers or Directors has been convicted in criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in any such Executive Officers or Directors being made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

(a) Pursuant to a Shareholder Agreement, dated May 31, 1996, by Dow in favor of Pakhoed and filed as an exhibit hereto and incorporated herein by reference, Dow agreed to tender all shares of Univar Common Stock owned by Dow to a subsidiary of Pakhoed at a price of at least $19.45 per share. Dow further agreed, at Pakhoed's request, to exercise Dow's option to purchase 101,874 shares of Series A Preferred Participating Convertible Preferred Shares of Univar, convert such preferred shares to Univar Common Stock, and tender all such Common Stock to a subsidiary of Pakhoed for purchase at a price of at least $19.45 per share. If Pakhoed does not so request, Pakhoed will cause Univar to pay Dow the difference between the aggregate exercise price of the option and the aggregate price that would have been paid in the tender offer for the Univar Common Stock that would have been issued upon conversion of the preferred shares to Common Stock.

(b)-(j)   Not applicable.



Item 5.  Interest in Securities of the Issuer

(a)-(b)   Not applicable.

(c) Pursuant to a Shareholder Agreement, dated May 31, 1996, by Dow in favor of Pakhoed and filed as an exhibit hereto and incorporated herein by reference, Dow agreed to tender all shares of Univar Common Stock owned by Dow to a subsidiary of Pakhoed at a price of at least $19.45 per share. Dow further agreed, at Pakhoed's request, to exercise Dow's option to purchase 101,874 shares of Series A Preferred Participating Convertible Preferred Shares of Univar, convert such preferred shares to Univar Common Stock, and tender all such Common Stock to a subsidiary of Pakhoed for purchase at a price of at least $19.45 per share. If Pakhoed does not so request, Pakhoed will cause Univar to pay Dow the difference between the aggregate exercise price of the option and the aggregate price that would have been paid in the tender offer for the Univar Common Stock that would have been issued upon conversion of the preferred shares to Common Stock.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer

     Pursuant to a Shareholder Agreement, dated May 31, 1996, by Dow in favor of Pakhoed and filed as an exhibit hereto and incorporated herein by reference, Dow agreed to tender all shares of Univar Common Stock owned by Dow to a subsidiary of Pakhoed at a price of at least $19.45 per share. Dow further agreed, at Pakhoed's request, to exercise Dow's option to purchase 101,874 shares of Series A Preferred Participating Convertible Preferred Shares of Univar, convert such preferred shares to Univar Common Stock, and tender all such Common Stock to a subsidiary of Pakhoed for purchase at a price of at least $19.45 per share. If Pakhoed does not so request, Pakhoed will cause Univar to pay Dow the difference between the aggregate exercise price of the option and the aggregate price that would have been paid in the tender offer for the Univar Common Stock that would have been issued upon conversion of the preferred shares to Common Stock.

Item 7.  Material to be filed as Exhibits

     (1) Shareholder Agreement, dated May 31, 1996, by Dow in favor of Pakhoed.



                          SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 3, 1996             THE DOW CHEMICAL COMPANY


                                 By:  /s/ J. Pedro Reinhard
                                 Name:     J. Pedro Reinhard
                                 Title:    Financial Vice President
                                           and Chief Financial Officer